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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1 )*


 CAPITAL PACIFIC HOLDINGS, INC. (formerly known as J. M. Peters Company, Inc.)
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                                (Name of Issuer)


                         Common Stock, $.10 Par Value
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                         (Title of Class of Securities)


                      14040M/10/4 (formerly 716035/10/0)
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                                 (CUSIP Number)

Dale Dowers
4100 MacArthur Boulevard
Newport Beach, California 92660                            (714) 622-8400
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                              February 10, 1997
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 14040M/10/4 (formerly 716035/10/0)                   PAGE 2 OF 7 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         David Inman
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

         OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


         United States
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                7   SOLE VOTING POWER
  NUMBER OF
                         680,809
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                         680,809
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         680,809
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.5%
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14   TYPE OF REPORTING PERSON*

         IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          STATEMENT ON SCHEDULE 13D/A

Item 1.  Security and Issuer

     The title of the class of equity securities to which this Amendment to
Schedule 13D ("Schedule 13D/A") relates is Common Stock, $0.10 par value (the "Common Stock"), of Capital Pacific Holdings, Inc. (formerly known as J.M. Peters Company, Inc.), a Delaware corporation (the "Company" or "CPH"). The address of the Company's principal executive offices is 4100 MacArthur Boulevard, Suite 200, Newport Beach, California 92660.

Item 2.  Identity and Background

     (a) David Inman, an individual, as a shareholder of the Company, hereby files this Schedule 13D/A pursuant to Regulation 13D promulgated under the Securities Exchange Act of 1934, as amended (the "Act"). David Inman originally filed Schedule 13D (the "Original Schedule 13D") with the Securities and Exchange Commission (the "Commission") on January 10, 1995. Pursuant to Rule 13d-2(c) of the Act, this Schedule 13D/A restates the complete text of the Original Schedule 13D.

     David Inman became a shareholder of the Company pursuant to the Merger described in Item 4 hereof. Prior to the Merger, David Inman became a shareholder of Capital Pacific Homes, Inc., a Delaware corporation ("Homes") pursuant to a Subscription Agreement dated November 30, 1994, and attached to the Original Schedule 13D as Exhibit 2.

     (b) The business address of David Inman is Investment Equity, The Marbeya Business Park, 665 West Sahara, Suite E-100, Las Vegas, Nevada 89102.

     (c) David Inman is a developer and manager of real property as a principal of Investment Equity.

     (d) - (e) During the last five years, David Inman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  David Inman is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

     As set forth in the Original Schedule 13D:

     On November 30, 1994, David Inman subscribed to purchase 33.87 shares of Common Stock of Homes, representing 6.34% of the equity of Homes, for a purchase price of

$800,000.00. The source of funds was a loan (the "Loan") from Shamron Corporation of Maryland, a company controlled by Hadi Makarechian, the Chairman of the Board of the Company. The Loan was evidenced by a Demand Promissory Note and Security Agreement filed as Exhibit 1 to the Original Schedule 13D. The Loan was fully paid on December 1, 1994 from the proceeds of repayment of a separate loan from David Inman to Homes evidenced by a Promissory Note filed as
Exhibit 4 to Homes' original Schedule 13D filed with the Commission on or about August 21, 1992.

     Pursuant to the Merger Agreement described in Item 4 hereof, each stockholder of Homes received a number of shares of the Common Stock of CPH equal to the quotient of 12,000,000 and the total number of shares of the Common Stock of Homes multiplied by the number of shares of Homes owned by such shareholder prior to the Merger.

Item 4.  Purpose of Transactions

     As set forth in the Original Schedule 13D:

     The purpose of the acquisition of securities by David Inman was for investment.

     As described in Item 3 above, Mr. Inman acquired 761,308.8 shares of Common Stock of CPH in his individual capacity as a result of a merger between Homes and CPH (the "Merger"). Effective December 30, 1994, Homes merged with and into CPH pursuant to an Agreement and Plan of Merger, dated November 21, 1994 (the "Merger Agreement"), with CPH surviving the Merger. The Merger Agreement is contained in the Proxy Statement filed as Exhibit 3 to the Original Schedule 13D. Accordingly, the separate legal existence of Homes terminated. The parties to the Merger expected that the Merger would further their business objectives, including without limitation consolidating management, operations and public image, reducing administrative burdens and facilitating equity investment.

     The Merger did not result in any change in the capitalization, dividend policy, corporate structure or the Board of Directors of CPH. In addition, there was no modification of or amendment to the Certificate of Incorporation and Bylaws, as amended, of CPH as a result of the Merger. The Merger Agreement provided for the cancellation of each share of Common Stock of CPH held by Homes and the issuance of shares of the Common Stock of CPH to the shareholders of Homes, as described in Item 3 above. The Common Stock of CPH is listed on the American Stock Exchange.

Item 5.  Interest in Securities of the Issuer

     As of the date of the filing of the Original Schedule 13D, David Inman owned 761,308.8 shares of the Common Stock of CPH, representing approximately 5.08% of the 14,995,000 shares issued and outstanding. David Inman had the sole power to vote and dispose of all such shares. All of the shares owned by David Inman were acquired on November 30, 1994 pursuant to the Subscription Agreement described in Item 3, and filed as Exhibit 2, to the Original Schedule 13D.

     (a) As of the date of this Schedule 13D/A and as a result of the consummation of the transactions described in Item 5(c) below, David Inman currently owns 680,809 shares of the Common Stock of CPH, representing approximately 4.5% of the 14,995,000 shares issued and outstanding.

     (b)  David Inman has the sole power to vote and dispose of all such shares.

     (c)  As of the date of this Schedule 13D/A and since filing the Original
Schedule 13D, David Inman has sold, pursuant to Rule 144 and in numerous privately negotiated transactions, a total of 80,500 shares of Common Stock of CPH as follows:


- 10,000 shares sold for approximately $2.8750 per share on or about January 31, 1997;
- 5,500 shares sold for approximately $2.8125 per share on or about February 7, 1997;
- 4,800 shares sold for approximately $2.9375 per share on or about February 10, 1997
- 4,700 shares sold for approximately $2.8125 per share on or about February 12, 1997
- 5,000 shares sold for approximately $2.8750 per share on or about February 14, 1997;
- 5,000 shares sold for approximately $2.8750 per share on or about February 18, 1997;
- 5,500 shares sold for approximately $2.6363 per share on or about February 26, 1997;
- 10,000 shares sold for approximately $2.5000 per share on or about March 25, 1997;
- 10,000 shares sold for approximately $2.2500 per share on or about April 1, 1997; and
- 20,000 shares sold for approximately $2.7296 per share on or about June 5, 1997.

     Such sales have reduced David Inman's holdings to 680,809 shares. Accordingly, as Mr. Inman is no longer a 5% shareholder, this Schedule 13D/A terminates the previously filed Original Schedule 13D.

     (d)  Not applicable.

     (e) David Inman ceased to be the beneficial owner of more than five percent of the Common Stock of CPH on February 10, 1997.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


     Not applicable.

Item 7.  Material to be Filed as Exhibits

     Previously filed as paper exhibits to the Original Schedule 13D and not included herewith in accordance with Rule 13d-2(c) of the Act.





                         [SIGNATURE ON FOLLOWING PAGE]

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of this 11th day of August, 1997

                                             /s/  David Inman
                                             David Inman





506092





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